*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Instructure, Inc.

in connection with Registration Statement

on Form S-1 filed on October 9, 2015

John T. McKenna
T: +1 650 843 5059 jmckenna@cooley.com

October 21, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:	Jeff Kauten, Staff Attorney
Matthew Crispino, Staff Attorney
Barbara C. Jacobs, Assistant Director

RE:	Instructure, Inc.
Registration Statement on Form S-1
Filed October 9, 2015
File No. 333-207349

Ladies and Gentlemen:

On behalf of Instructure, Inc. (the “Company”), we are supplementally providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with information regarding the proposed price range of the shares of the Company’s common stock to be offered in the proposed initial public offering pursuant to the Company’s Registration Statement on Form S-1, filed with the Commission on October 9, 2015 (the “Registration Statement”), as well as historical information with respect to the estimated fair value of its common stock since December 31, 2014.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5059 rather than rely on the U.S. mail for such notice.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 21, 2015

Page Two

IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates a price range of $[*] to $[*] per share (the “Price Range”) for its initial public offering, which does not take into account any reverse stock split of the Company’s capital stock that may be effected prior to the closing of the offering. The preliminary Price Range has been estimated based, in part, upon current market conditions, the Company’s financial condition and prospects and input received from the lead underwriters, including discussions that took place on October 15, 2015 and October 16, 2015 between senior management of the Company, the Company’s Board of Directors (the “Board”) and representatives of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. (the “Representatives”). The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction. Prior to October 2015, the Company and underwriters had not had any specific discussions regarding the Price Range.

The Company expects to include a three dollar price range in an amendment to the Registration Statement that would be filed shortly before the commencement of the Company’s road show. We are providing this information to you supplementally to facilitate your review process.

Historical Fair Value Determination and Methodology

As stated in the Registration Statement, stock-based compensation expense related to stock options granted to employees is measured at the date of grant based on the fair value of the award, net of estimated forfeitures. The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for these purposes and describes and quantifies the significant assumptions used during 2015.

The Board, or a duly authorized committee thereof, intended all options granted to be exercisable at a price per share not less than the per share fair value of the common stock underlying those options on the date of grant. The estimated fair value of the common stock underlying stock options was determined at each grant date by the Board and was supported by periodic independent third-party valuations, which the Company received on a quarterly basis. The third-party valuations of common stock were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The methodology used by the Company and the third-party valuation firm to determine the fair value of the Company’s common stock included estimating the fair value of the enterprise, subtracting the fair value of debt from this enterprise value, adding both the fair value of cash and cash equivalents and proceeds from expected option exercises to this enterprise value, and then allocating this value to all of the equity interests using the probability weighted expected return method (“PWERM”).

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 21, 2015

Page Three

The assumptions used in each valuation model to determine the fair value of the Company’s common stock as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering valuations and other metrics;

•	the estimated likelihood of achieving a liquidity event for the shares of the Company’s common stock, such as an initial public offering (an “IPO”) or an acquisition of the Company, given prevailing market conditions and other contingencies affecting the probability or potential timing of such an event;

•	the prices at which the Company sold its shares of preferred stock in arms-length transactions and the terms of the preferred stock relative to the terms of the Company’s common stock; and

•	the fact that the options and the Company’s common stock are illiquid securities of a private company.

Determination of Estimated Value

The independent third-party valuations utilized the market approach for determining our fair market value. The market approach values a business by reference to guideline companies for which enterprise values are known. This approach has three principal methodologies. The guideline public company methodology derives valuation multiples from the operating data and share prices of similar public companies for which the Company developed a list of peer companies that remained relatively static over time. The similar transaction methodology focuses on comparisons between the subject company and guideline public or private companies. The precedent transaction method estimates the value of a business based on the utilization of a company’s own relevant stock transactions.

Allocation of Estimated Value to Outstanding Securities

Probability Weighted Expected Return Method

Using the PWERM, the value of the Company’s common stock was estimated based upon an analysis of future values for the Company assuming various possible future liquidity events, including: (i) an IPO, (ii) sale or merger, (iii) dissolution, or (iv) remaining a private company. Share value was based upon the probability-weighted present value of expected future net cash flows, considering each of the possible future events, as well as the rights and preferences of each share class.

Option Pricing Method

The Option Pricing Method (“OPM”) treats the rights of the holders of preferred and common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Accordingly, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. The Company used the OPM to allocate the Company’s equity value among the holders of preferred stock, common stock and options to purchase common stock for the remaining a private company scenario under the PWERM.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 21, 2015

Page Four

Illiquidity Discount

In determining the estimated fair value of the Company’s common stock on the date of grant, the Board also considered that the common stock is not freely tradeable in the public markets. The estimated fair value of the Company’s common stock at each grant date therefore reflects a discount for lack of marketability partially based on the anticipated likelihood and timing of a future liquidity event.

Summary of Equity Awards

In 2015, the Board granted the following equity awards:

Grant Date	Number of Shares Underlying Stock Options Granted	Exercise Price Per Share		Estimated Fair Value Per Share on the Date of Grant		Fair Value Per Share for Financial Accounting Purposes
January 22, 2015	319,350		$6.13		$6.13		$6.13
February 4, 2015	36,000		$6.13		$6.13		$6.13
April 29, 2015	1,081,300		$7.50		$7.50		$7.50
August 5, 2015	555,000		$8.18		$8.18		$8.18
October 22, 2015(1)	470,500	$	[*]	$	[*]	$	[*]

(1)	The Board intends to approve these stock options on October 22, 2015.

In order to assist the Board in determining the estimated fair value per share as of a grant date, the Company conducted contemporaneous valuations with an independent third-party as of:

•	December 31, 2014;

•	March 31, 2015;

•	June 30, 2015; and

•	September 30, 2015.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 21, 2015

Page Five

In the absence of a public trading market, the Board, with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the common stock as of the date of each option grant, including the factors discussed on page 68 of the Registration Statement.

January 2015 and February 2015 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of December 31, 2014 on a minority, non-marketable interest basis using the PWERM. The analysis applied a weighting of: (i) 45% to an IPO by September 30, 2015 or March 31, 2016, (ii) 15% to an acquisition by June 30, 2016, (iii) 5% to dissolution by June 30, 2015 and (iv) 35% to remaining private. The risk free rate was determined to be 0.67%, based on the yield matching term to liquidity from U.S. T-Notes as of December 31, 2014 per the U.S. Federal Reserve; and the equity volatility rate was determined to be 62% based on the mean volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an implied total equity value of $163 million. A discount for lack of marketability of 20% was then applied to the common stock resulting in a fair value of $6.13 per share.

On January 22, 2015 and February 4, 2015, the Board granted options to purchase 319,350 and 36,000 shares of common stock, respectively, each with an exercise price of $6.13 per share. In determining the fair value of the Company’s common stock for the January and February 2015 grants, the Board considered the December 31, 2014 valuation and relevant business conditions.

April 2015 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of March 31, 2015 on a minority, non-marketable interest basis using the PWERM. The analysis applied a weighting of: (i) 60% to an IPO by November 15, 2015 or May 31, 2016, (ii) 15% to an acquisition by September 30, 2016, (iii) 5% to dissolution by December 31, 2016 and (iv) 20% to remaining private. The risk free rate was determined to be 0.56%, based on the yield matching term to liquidity from U.S. T-Notes as of March 31, 2015 per the U.S. Federal Reserve; and the equity volatility rate was determined to be 62% based on the mean volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an implied total equity value of $161 million. A discount for lack of marketability of 19% was then applied to the common stock resulting in a fair value of $7.50 per share.

On April 29, 2015, the Board granted options to purchase 1,081,300 shares of common stock with an exercise price of $7.50 per share. In determining the fair value of the Company’s common stock for the April 2015 grants, the Board considered the March 31, 2015 valuation and relevant business conditions.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 21, 2015

Page Six

August 2015 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of June 30, 2015 on a minority, non-marketable interest basis using the PWERM. The analysis applied a weighting of: (i) 45% to an IPO by May 15, 2016, (ii) 20% to an IPO by November 15, 2015, (iii) 15% to an acquisition by September 30, 2016, (iv) 5% to dissolution by December 31, 2016 and (v) 15% to remaining private. The risk free rate was determined to be 0.60%, based on the U.S. Treasury with term comparable to the estimated time to expiration; and the equity volatility rate was determined to be 62% based on the mean volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an enterprise value of $153 million. A discount for lack of marketability of 19% was then applied to the common stock resulting in a fair value of $8.18 per share.

On August 5, 2015, the Board granted options to purchase 555,000 shares of common stock with an exercise price of $8.18 per share. In determining the fair value of the Company’s common stock for the August 2015 grants, the Board considered the June 30, 2015 valuation and relevant business conditions.

Proposed October 2015 Grants

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of September 30, 2015 on a minority, non-marketable interest basis using the PWERM. The analysis applied a weighting of: (i) 46% to an IPO by November 30, 2015, (ii) 20% to an IPO by May 31, 2016, (iii) 16% to an acquisition by September 30, 2016, (iv) 3% to dissolution by December 31, 2016 and (v) 15% to remaining private. The risk free rate was determined to be 0.3%, based on the U.S. Treasury with term comparable to the estimated time to expiration; and the equity volatility rate was determined to be 67% based on the mean volatility rate of certain comparable public companies. Based on the above, the analysis resulted in an enterprise value of $143 million. A discount for lack of marketability of 15% was then applied to the common stock resulting in a fair value of $9.31 per share.

On October 22, 2015, the Board intends to grant options to purchase 470,500 shares of common stock with an exercise price of $[*] per share (the low end of the per share preliminary Price Range discussed with the Representatives). As the exercise price of $[*] per share represents a slight [*]% discount to the midpoint ($[*]) of the per share preliminary Price Range and is consistent with the September 30, 2015 valuation, the Company respectfully submits that the estimated fair value of $[*] per share for these grants is appropriate.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 21, 2015

Page Seven

Summary

The Company believes the following factors explain the difference between the fair value of the Company’s common stock on the date of grant and the Price Range.

•	The Price Range represents a future price for shares of common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the option grant dates described above represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity also accounts for the difference between the estimated fair values of the common stock through August 5, 2015 and the preliminary Price Range. As the Company is a private concern, the PWERM analysis applied a discount for lack of marketability of 15% to 20% in 2015, which the Company believes is reasonable and appropriate.

•	The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Price Range described assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

In summary, the Company respectfully submits that the determination of the fair value of its common stock for financial reporting purposes is appropriate and the methodologies have been consistently applied and are consistent with the Practice Aid.

Please contact me at (650) 843-5059 with any questions or further comments regarding the Price Range and the information discussed in this letter.

Sincerely,

/s/ John T. McKenna

John T. McKenna

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

U.S. Securities and Exchange Commission

October 21, 2015

Page Eight

cc:	Joshua L. Coates, Instructure, Inc.
Steven B. Kaminsky, Instructure, Inc.
Matthew A. Kaminer, Instructure, Inc.
Alan Hambelton, Cooley LLP
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

[*]	Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

3175 HANOVER STREET, PALO ALTO, CA 94304 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM